Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands, except ratio)

	Year Ended December 31,
	2005		2006		2007	2008	2009
Earnings:
Income (loss) from continuing operations	$18,719		$23,623		$(27,925)	$(15,161)	$(74,923)
Fixed charges	419		1,611		9,359	36,310	41,288
Income tax expense (benefit)	2,502			(14,071)	2,864	(2,283)	(16)
Loss (income) in equity investee	—		—		—	176	73
Less: capitalized interest	—			(884)	(196)	(30,437)	(34,418)

Total earnings	$21,640		$10,279		$(15,898)	$(11,395)	$(67,996)

Fixed Charges:
Interest expense	$269		$587		$9,023	$5,733	$6,730
Estimated interest component of rental expense(1)	150		140		140	140	140
Capitalized interest	—		884		196	30,437	34,418

Total fixed charges	$419		$1,611		$9,359	$36,310	$41,288

Ratio of Earnings to Fixed Charges	51.65	x	6.38	x	*	*	*

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*
For these periods, earnings were inadequate to cover fixed charges. The excess of fixed charges over earnings for those years was as follows: $25.3 million for the year ended December 31, 2007; $47.7 million for the year ended December 31, 2008; and $109.3 million for the year ended December 31, 2009.

(1)	Represents our estimate of the interest component of operation lease rental expense.